SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2009
Commission File Number	001-14620
Pan American Silver Corp.
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consent of Michael Steinmann, P. Geo

2	Consent of Martin Wafforn, P. Eng.

This report on Form 6-K is incorporated by reference into the registration statement on Form F-10 (File No. 333-156707) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

CONSENT OF MICHAEL STEINMANN, P. GEO.

To:	All Applicable Securities Regulatory Authorities in Canada and the United States

Re:	Consent to Disclosure of Information in Prospectus Supplement

The undersigned does hereby consent to being named, and to the written disclosure (the “Written Disclosure”) of scientific and technical information for which the undersigned is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in the summary and under the heading “Recent Developments” in the prospectus supplement (the “Supplement”) dated February 4, 2009 to the short form base shelf prospectus dated January 20, 2009 of Pan American Silver Corp. (the “Company”).

In connection with the Company’s registration statement on Form F-10 (File No. 333-156707), dated January 13th, 2009, Amendment No. 1 to the Form F-10 (File No. 333-156707), dated January 20, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein, the undersigned does hereby consent to references to his name and to his involvement in the preparation of the Written Disclosure in the Supplement.

The undersigned does hereby confirm that I have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (a) derived from the Written Disclosure or (b) within my knowledge as a result of the services I performed in connection with the Written Disclosure.

Dated this 4th day of February, 2009.

/s/ Michael Steinmann
Michael Steinmann, P. Geo.

Document 2

CONSENT OF MARTIN WAFFORN, P. ENG.

To:	All Applicable Securities Regulatory Authorities

Re:	Consent to Disclosure of Information in Prospectus Supplement

The undersigned does hereby consent to being named, and to the written disclosure (the “Written Disclosure”) of scientific and technical information for which the undersigned is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, in the summary and under the heading “Recent Developments” in the prospectus supplement (the “Supplement”) dated February 4, 2009 to the short form base shelf prospectus dated January 20, 2009 of Pan American Silver Corp. (the “Company”).

In connection with the Company’s registration statement on Form F-10 (File No. 333-156707), dated January 13th, 2009, Amendment No. 1 to the Form F-10 (File No. 333-156707), dated January 20, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein, the undersigned does hereby consent to references to his name and to his involvement in the preparation of the Written Disclosure in the Supplement.

The undersigned does hereby confirm that I have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (a) derived from the Written Disclosure or (b) within my knowledge as a result of the services I performed in connection with the Written Disclosure.

Dated this 4th day of February, 2009.

/s/ Martin Wafforn
Martin Wafforn, P. Eng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)
Date:	February 4, 2009	By:	/s/ Robert Pirooz
			Name:	Robert Pirooz
			Title:	General Counsel, Secretary and Director